UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

National CineMedia, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

635309107

(CUSIP Number)

Warren Sanger

Regal Entertainment Group

101 E. Blount Avenue

Knoxville, Tennessee 37920

(865) 922-1123

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 14, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	Names of Reporting Persons Regal Entertainment Group

2	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0- shares

	8	Shared Voting Power 43,026,794 shares(1)

	9	Sole Dispositive Power -0- shares

	10	Shared Dispositive Power 43,026,794 shares(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 43,026,794 shares(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 35.2%(2)

14	Type of Reporting Person (See Instructions) CO

(1) Consists of 43,026,794 common membership units of National CineMedia, LLC, which are held by two of Regal Entertainment Group’s wholly owned subsidiaries, Regal CineMedia Holdings, LLC and Regal Cinemas, Inc., and which are immediately redeemable on a one-for-one basis for shares of National CineMedia, Inc. Common Stock, or a cash payment equal to the market price of one share of National CineMedia, Inc.’s Common Stock.

(2) Calculated based on a total of 122,375,949 shares of National CineMedia, Inc. Common Stock on an as-converted basis, consisting of (i) 79,349,155 shares of National CineMedia, Inc. Common Stock outstanding as of March 8, 2021, as reported in National CineMedia, Inc.’s definitive proxy statement on Schedule 14A, dated March 26, 2021 and (ii) 43,026,794 common membership units of National CineMedia, LLC, which are immediately redeemable on a one-for-one basis for shares of National CineMedia, Inc. Common Stock, or a cash payment equal to the market price of one share of National CineMedia, Inc.’s Common Stock.

1	Names of Reporting Persons Cineworld Group plc

2	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization England

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0- shares

	8	Shared Voting Power 43,026,794 shares(1)

	9	Sole Dispositive Power -0- shares

	10	Shared Dispositive Power 43,026,794 shares(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 43,026,794 shares(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 35.2%(2)

14	Type of Reporting Person (See Instructions) CO

(1) Consists of 43,026,794 common membership units of National CineMedia, LLC, which are held by two of Cineworld Group plc’s wholly owned subsidiaries, Regal CineMedia Holdings, LLC and Regal Cinemas, Inc., and which are immediately redeemable on a one-for-one basis for shares of National CineMedia, Inc. Common Stock, or a cash payment equal to the market price of one share of National CineMedia, Inc.’s Common Stock.

(2) Calculated based on a total of 122,375,949 shares of National CineMedia, Inc. Common Stock on an as-converted basis, consisting of (i) 79,349,155 shares of National CineMedia, Inc. Common Stock outstanding as of March 8, 2021, as reported in National CineMedia, Inc.’s definitive proxy statement on Schedule 14A, dated March 26, 2021 and (ii) 43,026,794 common membership units of National CineMedia, LLC, which are immediately redeemable on a one-for-one basis for shares of National CineMedia, Inc. Common Stock, or a cash payment equal to the market price of one share of National CineMedia, Inc.’s Common Stock

EXPLANATORY NOTE

This Amendment No. 12 (“Amendment No. 12”) to the Schedule 13D originally filed with the Securities and Exchange Commission on May 23, 2008 by Regal Entertainment Group (“Regal”), The Anschutz Corporation (formerly known as Anschutz Company) and Philip F. Anschutz, and amended on March 20, 2009, March 26, 2009, February 14, 2011, March 18, 2013, September 9, 2013, December 11, 2013, April 19, 2018, June 21, 2018, April 2, 2019 and March 30, 2020 (as so amended, the “Schedule 13D”), with respect to the common stock, par value $0.01 per share (the “Common Stock”) of National CineMedia, Inc., a Delaware corporation (“National CineMedia”), is being filed by Regal and Cineworld Group plc (“Cineworld” and with Regal being referred to herein as a “Reporting Person,” and collectively, the “Reporting Persons”), pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and the joint filing agreement filed as Exhibit A to the Schedule 13D filed on June 21, 2018 to reflect National CineMedia’s issuance of additional common units of National CineMedia, LLC (“NCM Units”) to Regal on April 14, 2021 pursuant to the Common Unit Adjustment Agreement described in Item 3, thereby increasing the Reporting Persons’ investment in National CineMedia. This Amendment No. 12 reflects changes to Items 3, 4 and 5 of the Schedule 13D. Capitalized terms used but not otherwise defined herein shall have their respective meanings under the Common Unit Adjustment Agreement or the Schedule 13D, as applicable.

Item 3.   Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

On April 14, 2021, pursuant to the Common Unit Adjustment Agreement, dated February 13, 2007 (the “Common Unit Adjustment Agreement”), by and among National CineMedia, National CineMedia, LLC, Regal CineMedia Holdings, LLC, American Multi-Cinema, Inc., Cinemark Media, Inc., Regal Cinemas, Inc. and Cinemark USA, Inc., as described in Item 3 of the Schedule 13D originally filed on May 23, 2008 and incorporated by reference to Exhibit A thereto, Regal received, through its wholly owned subsidiary, Regal Cinemas, Inc., from National CineMedia 736,100 newly issued NCM Units in accordance with the 2020 Annual Adjustment.

In accordance with the terms of the Common Unit Adjustment Agreement, no payments were made by or on behalf of any party in exchange for the NCM Units received by Regal Cinemas, Inc. pursuant to the 2020 Annual Adjustment.

Item 4.   Purpose of Transaction.

Item 4 is hereby amended to add the following:

Regal and Cineworld acquired their NCM Units for investment purposes. Apart from continuing to give effect to the Common Unit Adjustment Agreement, none of the Reporting Persons is currently aware of any plans or proposals that would relate to or result in any of the events enumerated in Item 4(a)-(j).

Item 5.   Interest in Securities of the Issuer.

Item 5 is hereby amended to replace Item 5(a) with the following:

(a) As a result of the issuance of 736,100 additional NCM Units, Cineworld and Regal currently may be deemed to beneficially own 43,026,794 shares of Common Stock through their ownership of Regal CineMedia Holdings, LLC and Regal Cinemas, Inc. NCM Units are immediately redeemable on a one-for-one basis for shares of Common Stock, or a cash payment equal to the market price of one share of Common Stock. Regal’s and Cineworld’s beneficial ownership of 43,026,794 shares of Common Stock equates to beneficial ownership of approximately 35.2% of National CineMedia’s issued and outstanding shares of Common Stock (as calculated based on a total of 122,375,949 shares of National CineMedia, Inc. Common Stock on an as-converted basis, consisting of (i) 79,349,155 shares of National CineMedia, Inc. Common Stock outstanding as of March 8, 2021, as reported in National CineMedia, Inc.’s definitive proxy statement on Schedule 14A, dated March 26, 2021 and (ii) 43,026,794 common membership units of National CineMedia, LLC, which are immediately redeemable on a one-for-one basis for shares of National CineMedia, Inc. Common Stock, or a cash payment equal to the market price of one share of National CineMedia, Inc.’s Common Stock.

Regal CineMedia Holdings, LLC is a wholly owned subsidiary of Regal CineMedia Corporation (“RCM”). RCM is a wholly owned subsidiary of Regal Cinemas, Inc. Regal Cinemas, Inc. is a wholly owned subsidiary of Regal Cinemas Corporation (“RCC”). RCC is a wholly owned subsidiary of Regal Entertainment Holdings, Inc. (“REH”). REH is a wholly owned subsidiary of Regal. Regal is a wholly owned subsidiary of Crown Intermediate Holdco, Inc.. Crown Intermediate Holdco, Inc. is a wholly owned subsidiary of Crown UK Holdco Limited (“Crown UK”). Crown UK is a wholly owned subsidiary of Cineworld. As a result, each of them may be deemed to share the power to vote and dispose of the shares of Common Stock that may be deemed to be beneficially owned by Regal or Cineworld.

Neither the filing of this Amendment No. 12 nor any of its contents shall be deemed to constitute an admission that any executive officer or director of Regal or Cineworld, who are listed in Schedule A hereto, is the beneficial owner of the Common Stock subject of this Amendment No. 12 for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Schedule A
Directors and Executive Officers

The name, principal occupation and business address of each director and executive officer of Cineworld Group plc and Regal Entertainment Group are set forth below. All of the persons listed below are citizens of the United States of America, unless otherwise indicated.

Name	Business Address	Position(s) with Reporting Person(s) and Present Principal Occupation
Alicja Kornasiewicz*	8th Floor Vantage London Great West Road Brentford TW8 9AG England	• Non-Executive Director of Cineworld Group plc
Arni Samuelsson*	8th Floor Vantage London Great West Road Brentford TW8 9AG England	• Non-Executive Director of Cineworld Group plc
Ashley Steel	8th Floor Vantage London Great West Road Brentford TW8 9AG England	• Non-Executive Director of Cineworld Group plc
Damian Sanders	8th Floor Vantage London Great West Road Brentford TW8 9AG England	• Non-Executive Director of Cineworld Group plc
Dean Moore*	8th Floor Vantage London Great West Road Brentford TW8 9AG England	• Non-Executive Director of Cineworld Group plc • Director of Cineworld Group plc
Fiona Smith*	8th Floor Vantage London Great West Road Brentford TW8 9AG England	• Secretary of Cineworld Group plc
Israel Greidinger*	8th Floor Vantage London Great West Road Brentford TW8 9AG England	• Deputy Chief Executive Officer of Cineworld Group plc
John Curry	101 E. Blount Avenue Knoxville, Tennessee 37920	• Vice President and Assistant Treasurer of Regal Entertainment Group
Moshe Greidinger*	8th Floor Vantage London Great West Road Brentford TW8 9AG England	• Chief Executive Officer of Cineworld Group plc
Nisan Cohen*	8th Floor Vantage London Great West Road Brentford TW8 9AG England	• Member of the Board of Directors of Regal Entertainment Group • President and Chief Executive Officer of Regal Entertainment Group • Chief Financial Officer of Cineworld Group plc
Rick Senat*	8th Floor Vantage London Great West Road Brentford TW8 9AG England	• Non-Executive Director of Cineworld Group plc
Scott Rosenblum	101 E. Blount Avenue Knoxville, Tennessee 37920	• Non-Executive Director of Cineworld Group plc
Todd Boruff	101 E. Blount Avenue Knoxville, Tennessee 37920	• Vice President and Assistant Secretary of Regal Entertainment Group
Vincent Fusco	101 E. Blount Avenue Knoxville, Tennessee 37920	• Member of the Board of Directors of Regal Entertainment Group • Senior Vice President, Chief Financial Officer and Treasurer of Regal Entertainment Group
Camela Galano	8th Floor Vantage London Great West Road Brentford TW8 9AG England	• Non-Executive Director of Cineworld Group plc
Renana Teperberg*	8th Floor Vantage London Great West Road Brentford TW8 9AG England	• Chief Commercial Officer of Cineworld Group plc
Matt Eyre*	101 E. Blount Avenue Knoxville, Tennessee 37920	• Chairman of the Board of Directors of Regal Entertainment Group • Secretary of Regal Entertainment Group

* Not a citizen of the United States of America.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 19, 2021	REGAL ENTERTAINMENT GROUP

	By:	/s/ Vincent Fusco
	Name:	Vincent Fusco
	Title:	Senior Vice President, Chief Financial Officer and Treasurer

Date: April 19, 2021	CINEWORLD GROUP PLC

	By:	/s/ Nisan Cohen
	Name:	Nisan Cohen
	Title:	Board Director & Chief Financial Officer